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                          Filed Pursuant to Rule 424(b)(5)
                          Registration No. 333-100571

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 9, 2003)

$150,000,000

4.625% Senior Notes due 2013

        The notes bear interest at the rate of 4.625% per year. Interest on the notes is payable on May 15 and November 15 of each year, beginning November 15, 2003. The notes will mature on May 15, 2013. We may redeem the notes at any time prior to maturity, in whole or in part, at the redemption price described in this prospectus supplement. See "Description of the Notes—Optional Redemption."

        The notes are unsecured and rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts	Proceeds to Us(1)
Per Note	99.922%	.650%	99.272%
Total	$149,883,000	$975,000	$148,908,000

(1)
Plus accrued interest from May 22, 2003, if settlement occurs after that date.

        The notes are expected to be delivered in book-entry form through the Depository Trust Company on or about May 22, 2003.

Joint Book-Running Managers
Banc One Capital Markets, Inc.	Morgan Stanley

The date of this prospectus is May 15, 2003.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement or the accompanying prospectus.

        Duke Realty Limited Partnership is an Indiana limited partnership. Our principal offices are located at 600 East 96th Street, Suite 100, Indianapolis, IN 46240 and our telephone number at that address is (317) 808-6000. Our website is located at http://www.dukerealty.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

        All references to "Duke" or the "Operating Partnership" in this prospectus supplement mean Duke Realty Limited Partnership and all entities owned or controlled by Duke Realty Limited Partnership, except where it is made clear that the term means only Duke Realty Limited Partnership.

Forward-Looking Statements

        This prospectus supplement and the accompanying prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

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  Our anticipated future acquisition and development strategies;

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  Tax risks, including our continued qualification as a real estate investment trust;

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  The limited geographic diversification of our real estate portfolio; and

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  General real estate investment risks, including local market conditions and rental rates, competition for tenants, tenant defaults, possible environmental liabilities and financing risks.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and discussed in or incorporated by reference in the accompanying prospectus may not occur.

        The following information may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in the prospectus before making an investment decision. Unless indicated otherwise, the information contained in this prospectus supplement is presented as of March 31, 2003.

Duke Realty Limited Partnership

        We are managed by our general partner, Duke Realty Corporation, a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. As of March 31, 2003, we:

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  Owned 924 industrial, office and retail properties (including properties under development), consisting of nearly 109 million square feet located in 12 states; and

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  Owned or controlled more than 4,000 acres of land with an estimated future development potential of more than 62 million square feet of industrial, office and retail properties.

        We provide the following services for our properties and for certain properties owned by third parties:

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  leasing;

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  management;

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  construction;

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  development; and

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  other tenant-related services.

        We are one of the largest real estate companies in the United States with a concentration of operations in the Midwest and the Southeast. We believe that the Midwest and the Southeast complement each other and together offer relatively strong and stable economies compared to other regions of the United States and provide significant growth potential as a result of their established manufacturing base, skilled work force and moderate labor costs.

        We directly or indirectly hold all of Duke Realty Corporation's interests in our properties and land and we conduct all of the operations of Duke Realty Corporation. Holders of our partnership units (other than Duke Realty Corporation) may exchange them for Duke Realty Corporation common stock on a one for one basis. When units are exchanged for common stock the percentage interest of Duke Realty Corporation increases. Duke Realty Corporation controls us as our sole general partner and is the beneficial owner of approximately 90% of our outstanding units.

        Our properties have a diverse and stable base of more than 4,000 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. No single tenant accounts for more than 2% of our total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

Recent Developments

        Broadband Office, Inc. and the Official Committee of Unsecured Creditors of Broadband Office, Inc. recently filed a complaint against a group of real estate investment trusts and real estate operating companies and certain affiliated entities and individuals in connection with the formation and management of Broadband Office. Among the defendants are Duke Realty Corporation, Duke Realty Limited Partnership and Mr. Dennis Oklak, one of our executive officers. The complaint alleges various breaches of purported fiduciary duties by the defendants, seeks recharacterization or equitable subordination of debt, seeks recovery of alleged avoidable transfers, appears to seek to hold them liable for, among other things, the debt of Broadband Office under alter-ego, veil-piercing and partnership theories, and seeks other relief under other theories. The complaint seeks aggregate damages in excess of $300 million from all of the defendants. We believe that we have meritorious defenses to the plaintiffs' allegations and intend to vigorously defend this litigation. Due to the inherent uncertainties of the litigation process and the judicial system, we are not able to predict the outcome of this litigation. If this litigation is not resolved in our favor, it could have a material adverse effect on our business, financial condition and results of operations.

Use of Proceeds

        We expect to receive net proceeds from the sale of the notes of approximately $148.7 million, after deducting commissions, discounts and offering expenses. We presently intend to use the net proceeds to reduce the outstanding balance on our unsecured line of credit used to fund development and acquisition of additional rental properties and for general corporate purposes. Our unsecured line of credit had an aggregate of $187 million outstanding as of April 30, 2003, bearing interest at LIBOR plus .65%, and matures in February 2004. An affiliate of Banc One Capital Markets, Inc., an underwriter of this offering, is a lender under our unsecured line of credit and, therefore, will receive its proportionate share of the amount of the unsecured line of credit to be repaid with the proceeds of this offering.

Ratios of Earnings to Fixed Charges

        Our ratios of earnings to fixed charges was 2.63 for the year ended December 31, 2002 and 2.10 for the three months ended March 31, 2003. For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

        For information on the ratios of earnings to fixed charges for prior years, see "Ratios of Earnings to Fixed Charges" in the accompanying prospectus.

Description of the Notes

        We have summarized certain terms of the notes and the indenture in this section. This summary is not complete. The following description of the particular terms of the notes supplements the description in the accompanying prospectus of the general terms and provisions of the Debt Securities. To the extent that the following description of the notes is inconsistent with that general description in the prospectus, the following description replaces that in the prospectus. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. We have filed copies of the indenture with the SEC.

General

        The notes constitute a separate series of securities to be issued pursuant to an indenture dated as of September 19, 1995 between Duke and Bank One Trust Company, N.A., as trustee, and will initially be limited in aggregate principal amount to $150 million.

        The notes will be our direct, unsecured obligations and will rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific property which secures such lender's mortgage. As of March 31, 2003, such mortgages aggregated approximately $275.6 million. The notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount.

        The notes will bear interest at 4.625% per year and will mature on May 15, 2013. We will pay interest on the notes in U.S. dollars semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 2003. We will pay interest on each interest payment date and on the maturity date to the persons in whose names the notes are registered in the security register applicable to the notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a business day. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        We will pay the principal of each note payable upon maturity in U.S. dollars against presentation and surrender thereof at the corporate trust office of the trustee, Bank One Trust Company, N.A., located initially at 14 Wall Street, Eighth Floor, New York, New York. At our option, we may pay interest by check mailed to the address of the person entitled thereto as it appears in the applicable security register or by wire transfer of funds to such person at an account maintained within the United States.

        If any interest date or a maturity date falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after such interest payment date or such maturity date, as the case may be. For purposes of the indenture, a "business day" is any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are open for business.

        The notes are not subject to any sinking fund provisions and are not repayable at the option of any holder prior to maturity.

        The sections entitled "—Financial Covenants" in this prospectus supplement and "Description of Debt Securities—Operating Covenants" in the accompanying prospectus each describe covenants applicable to the notes. Compliance with these covenants generally may not be waived by the Board of Directors of Duke

Realty Corporation, as general partner of Duke, or by the trustee unless the holders of at least a majority in principal amount of all outstanding notes consent to such waiver. However, the defeasance and covenant defeasance provisions of the indenture described under "Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

Issuance of Additional Notes

        We may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. Any additional notes would rank equally and ratably with the notes offered by this prospectus supplement and would be treated as a single class for all purposes under the indenture.

Optional Redemption

        The notes may be redeemed at any time at our option, in whole or in part, at a "Redemption Price" equal to the sum of:

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  the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date; and

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  the Make-Whole Amount, if any, with respect to those notes.

        If notice of redemption has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been made available on the redemption date specified in the notice, the notes will cease to bear interest on the date fixed for the redemption specified in the notice and the only right of the holders of the notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of the notes in accordance with the notice.

        Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by the holders to be redeemed.

        If less than all the notes are to be redeemed at our option, we will notify the trustee under the indenture at least 45 days prior to the giving of notice of redemption, or such shorter period as may be satisfactory to the trustee, of the aggregate principal amount of the notes to be redeemed and their redemption date. The trustee under the indenture will select, in such manner as it deems fair and appropriate, no less than 60 days prior to the date of redemption, the notes to be redeemed in part.

        As used in this prospectus supplement "Make-Whole Amount" means, in connection with any optional redemption of any notes, the excess, if any, of:

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  the aggregate present value as of the date of redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest, exclusive of interest accrued to the date of redemption or accelerated payment, that would have been payable in respect of each dollar if the redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, the principal and interest at the Reinvestment Rate (as defined below), determined on the third business day preceding the date notice of the redemption is given, from the respective dates on which the principal and interest would have been payable if the redemption or accelerated payment had not been made, to the date of redemption or accelerated payment; over

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  the aggregate principal amount of the notes being redeemed or paid.

        "Reinvestment Rate" means 0.20% plus the arithmetic mean of the yields under the headings "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the notes, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to the maturity, yields for the two published maturities most closely corresponding to that maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from those yields on a straight-line basis, rounding each of the relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if the statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.

Financial Covenants

        Limitations on Incurrence of Debt.    We will not directly or indirectly incur any debt, other than subordinate intercompany debt, if, after giving effect to the incurrence of the additional debt, the aggregate principal amount of all our outstanding debt on a consolidated basis determined in accordance with GAAP is greater than 60% of its then-current assets.

        We will also not directly or indirectly incur any debt if the ratio of consolidated income available for debt service to the amount which is expensed for interest on debt for the four most recent fiscal quarters would have been less than 1.5 to 1.0 on a pro forma basis after giving effect to the incurrence of the debt and to the application of the proceeds from the debt. In making this calculation, we assume that:

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  the new debt and any other debt incurred by us since the first day of the four-quarter period and the application of the proceeds from the new debt, including to refinance other debt, had occurred at the beginning of the period;

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  the repayment or retirement of any other debt by us since the first day of the four-quarter period had been repaid or retired at the beginning of the period (except that the amount of debt under any revolving credit facility is computed based upon the average daily balance of that debt during the period);

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  the income earned on any increase in total assets since the end of the four-quarter period had been earned, on a annualized basis, during the period; and

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  in the case of any acquisition or disposition by us of any assets since the first day of the four-quarter period, the acquisition or disposition or any related repayment of debt had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition or disposition being included in the pro forma calculation.

        In addition, we will not directly or indirectly incur any secured debt if, after giving effect to the incurrence of the additional secured debt, the aggregate principal amount of all our outstanding secured debt on a consolidated basis determined in accordance with GAAP is greater than 40% of its then-current total assets.

        Maintenance of Total Unencumbered Assets.    We must maintain total unencumbered assets of at least 150% of the aggregate outstanding principal amount of all outstanding unsecured debt.

Book-Entry System

        The notes will be issued as global securities. The Depository Trust Company, or "DTC," will be the depository with respect to the notes. The notes will be issued as fully registered securities in the name of Cede & Co., DTC's partnership nominee, and will be deposited with DTC. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant would then keep a record of its clients who purchased the notes. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

        The notes will be in book-entry only form, and we will not deliver securities in certificated form to individual purchasers of the notes, and no person owning a beneficial interest in a global security will be treated as a holder for any purpose under the indenture. Accordingly, owners of such beneficial interests must rely on the procedures of DTC and the participant through which such person owns its interest in order to exercise any rights of a holder under such global security or the indenture. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

        DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing corporation" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        Other organizations, such as securities brokers and dealers, banks and trust companies that work through a Direct Participant, also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

        A number of Direct Participants, together with the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc., own DTC.

        We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

        It is DTC's current practice, when it receives any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Customary practices between the participants and owners of beneficial interests, as in the case with securities held for the account of customers registered in "street name," will govern payments by participants to owners of beneficial interests in the global securities, and voting by participants. However, these payments will be the responsibility of the participants and not of DTC, the trustee, or us.

        Notes represented by a global security will be exchangeable for notes in certificated form with the same terms in authorized denominations only if:

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  DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days;

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  An event of default under the indenture with respect to the notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes represented by the global security advise DTC to cease acting as depository; or

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  We determine at any time that all notes shall no longer be represented by a global security.

        DTC may discontinue providing its services as securities depository with respect to global securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities in certificated form are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, securities in certificated form will be printed and delivered.

        The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Same-Day Settlement and Payment

        The underwriters will pay for the notes in immediately available funds. We will make all payments due on the notes in immediately available funds so long as such notes are in book-entry form.

        Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Underwriting

        Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Banc One Capital Markets, Inc.	$75,000,000
Morgan Stanley & Co. Incorporated	$75,000,000

Total	$150,000,000

        Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

        The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

        The underwriters have advised us that they initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

        The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering:

Paid by Duke
Per Note	.650%
Total	$975,000

        We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

        In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

        Expenses associated with this offering, to be paid by us, are estimated to be approximately $225,000.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. An affiliate of Banc One Capital Markets, Inc., an underwriter of this offering, is a lender under our unsecured line of credit and, therefore, will receive its proportionate share of the amount of the unsecured line of credit to be repaid with the proceeds of this offering. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). Bank One Trust Company, N.A., an affiliate of Banc One Capital Markets, Inc., will serve as trustee for the notes.

Legal Matters

        The legality of the notes will be passed on for us by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. Clifford Chance US LLP also acts from time to time as counsel to us in matters unrelated to this offering.

$150,000,000

4.625% Senior Notes Due May 15, 2013

PROSPECTUS SUPPLEMENT

Banc One Capital Markets, Inc.
Morgan Stanley

May 15, 2003

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TABLE OF CONTENTS
Forward-Looking Statements
Duke Realty Limited Partnership
Recent Developments
Use of Proceeds
Ratios of Earnings to Fixed Charges
Description of the Notes
Underwriting
Legal Matters